Exhibit 99.1

ISSUE 01 | FEBRUARY 2008

THE PROGEN PRESS	This Edition Progen Management Team Financial Overview Phase 3 Update Corporate Overview Profile Dr Laurence Marton Progen’s New Technology Progen’s Pipeline

WELCOME

Welcome to Progen Pharmaceutical’s first ever edition of ‘Progen Press’. Through this publication we hope to bring you further insight into what we do here at Progen and offer a new platform to communicate with our audience.

This is a very exciting time for Progen as we begin the phase 3 clinical development of PI-88 and continue to develop our discovery and preclinical programs whilst actively scanning the market for growth opportunities.

PROGEN MANAGEMENT TEAM

Corporate Team

Justus Homburg	CEO
Stephen Chang	Executive Chairman
Linton Burns	CFO / Company Secretary
Sarah Meibusch	VP, Business Development
Dr James Garner	VP, Clinical & Medical
Dr Anand Gautam	VP, Research
Dr Laurence Marton	Chief Scientific Officer
Dr John Devlin	VP, Operations
Staff numbers	55 employees

FINANCIAL OVERVIEW

• ASX (PGL) and NASDAQ (PGLA)

• Total number of fully paid ordinary shares on issue: 60.1M

• Total listed options outstanding: 2.97M

• Market capitalisation 31 Dec 2007: ~AU$ 151 million (~US$ 133 million)

• Cash on hand: ~AU$ 91 million as of December 31 2007

PHASE 3 UPDATE

Progress continues apace on Progen’s global phase 3 study in Hepatocellular Carcinoma (HCC). The study now has regulatory approval in almost half of the participating countries and more than a dozen sites have been granted approval by ethics committees. Once a site has both regulatory approval and ethics approval, they are able to begin recruiting patients. The first few sites are now online, and we expect our first patient to be enrolled in the near future.

Progen is currently expecting to recruit about 65-70 sites into the study – slightly more than initially planned – due to a greater-than-expected level of interest from investigators. We conducted regional launch meetings at the end of 2007, and the enthusiasm of the clinicians has been most encouraging. We will be initiating each site as regulatory and ethics approvals come through, and we look forward to working with leading clinicians in many of the world’s top HCC treatment centres.

CORPORATE OVERVIEW

• Progen is a globally focused biotechnology company headquartered in Brisbane with an office in the San Francisco bay area, USA.

• Progen is establishing itself as a leading biotech company with a long-term sustainable pipeline of products.

• PI-88 is a novel, first-in-class heparan sulfate mimetic with anti-metastatic and anti-angiogenic effects. It has shown efficacy signals in the adjuvant treatment of HCC following surgical resection and is entering phase 3 trials in this indication.

• PI-88 is undergoing phase 2 development in melanoma and a small number of patients continue to receive treatment in the prostate cancer trial. Recruitment in the melanoma trial is progressing according to plan and we expect to complete the trial within the coming 12 months.

• Progen has recently added to its portfolio a phase 1 clinical candidate, PG11047, and a large platform of preclinical epigenetics assets through the acquisition of Cellgate,Inc.

THE PROGEN PRESS

PROFILE

Dr Laurence Marton

As part of the acquisition of CellGate, Inc Progen has supplemented its management team with the appointment of Dr Laurence Marton as Chief Scientific Officer.

Prior to joining Progen, Laurence Marton was the Chief Scientific Officer of CellGate and before that Chief Scientific and Medical Officer of SLIL Biomedical Corporation. Both of these companies focused on the discovery and development of novel polyamine analogs and other compounds for the treatment of cancer and other serious diseases. Dr Marton co-founded and served as a director of SLIL.

Dr Marton was previously Dean of the University of Wisconsin-Madison Medical School and before that Chaired the Department of Laboratory Medicine at the University of California, San Francisco. He is a leading expert with extensive experience in the fields of cell growth and drug development. His work is focused on the use of polyamines in treating human diseases related to aberrant cell growth, including cancer and infectious diseases. His research has resulted in more than 180 original publications, 60 scientific reviews and chapters, four books, and numerous patents, and his work has been acknowledged internationally.

Dr Marton serves as a consultant for industry and for governmental and academic institutions. He serves on the Board of the Foundation for Cardiovascular and Transplant Research and was appointed by the Governor of Wisconsin to the Wisconsin Technology Council. Dr Marton received his BA from Yeshiva University and his MD from the Albert Einstein College of Medicine.

Dr Marton is based in Progen’s San Francisco office and we welcome him to the Progen team.

PROGEN’S

NEW TECHNOLOGY

Progen announced on February 4, 2008 that it had executed a Definitive Agreement to acquire privately-held U.S. oncology company CellGate, Inc. The CellGate acquisition will expand Progen’s product candidate portfolio through the addition of multiple pre-clinical and clinical oncology compounds focused on polyamine and epigenetic targets.

Epigenetics, or the silencing of cancer related gene expression, is becoming a well-defined target in oncology and Progen is excited to be entering this new frontier of cancer treatment.

For more information on the CellGate acquisition please visit the Progen website at www.progen-pharma.com or phone + 61 7 3842 3333.

SAFE HARBOUR STATEMENT

This newsletter may contain forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

PROGEN’S PIPELINE

Progen Pharmaceuticals Ltd ACN 010 975 612

Cindy Ingram Investor Relations

16 Benson St, Toowong, QLD 4066, Australia | PO Box 2403, Toowong, QLD 4066, Australia | T +61 7 3842 3333 | F +61 7 3720 9624